Exhibit 12.1

Wal-Mart Stores, Inc.

Ratio of Earnings to Fixed Charges

	Nine Months Ended October 31,		Fiscal Year Ended January 31,
(Dollar amounts in millions)	2011	2010	2011	2010	2009	2008	2007
Income from continuing operations before income taxes	$16,526	$16,066	$23,538	$22,118	$20,867	$20,122	$19,023
Capitalized interest	(45)	(53)	(63)	(85)	(88)	(150)	(182)
Consolidated net income attributable to the noncontrolling interest	(444)	(448)	(604)	(513)	(499)	(406)	(425)

Adjusted income from continuing operations before income taxes	16,037	15,565	22,871	21,520	20,280	19,566	18,416

Fixed charges:
Interest[1]	1,807	1,686	2,268	2,160	2,267	2,267	2,009
Interest component of rent	565	472	651	597	406	464	368

Total fixed charges	2,372	2,158	2,919	2,757	2,673	2,731	2,377

Income from continuing operations before income taxes and fixed charges	$18,409	$17,723	$25,790	$24,277	$22,953	$22,297	$20,793

Ratio of earnings to fixed charges (times)	7.8	8.2	8.8	8.8	8.6	8.2	8.7

[1]	Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.